Annual Report

Cover Page

Name of issuer:

Love Sun Body, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 5/18/2021

Physical address of issuer:

50 Cummings Circle
West Orange NJ 07052

Website of issuer:

http://lovesunbody.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

10

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$396,915.00	$608,889.00
Cash & Cash Equivalents:	$202,736.00	$431,026.00
Accounts Receivable:	$2,155.00	$2,878.00
Short-term Debt:	$409,970.00	$48,734.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$165,785.00	$70,145.00
Cost of Goods Sold:	$308,165.00	$112,307.00
Taxes Paid:	$0.00	$0.00
Net Income:	($811,744.00)	($789,160.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Love Sun Body, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Late 2022 report

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Dr. Brian Brazzo, MD	Oculoplastic Surgeon	Dr. Brian G. Brazzo, MD	2020
Dr. Terry Zickerman	CEO	Love Sun Body	2012
Kevin Gallagher	Consultant	Founder at Kevin Gallagher Consulting LLC	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Brian M. Hand	Secretary	2018
Dr. Terry Zickerman	CEO	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Dr. Terry Zickerman	17099709.0 Class A-B Units	63.12

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company can offer no guarantee that future results will conform to the projections. Our operations are subject to all risks inherent in an early stage business enterprise operating in a competitive market. Our financial projections represent our expectations of future performance based on assumptions, estimates and judgments; however, actual future Company performance may be significantly different and will depend on future conditions and events which cannot be reliably forecast. Accordingly, these projections should be considered solely illustrative and should not be relied upon for the purpose of making investment decisions.

The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with an early stage business and the competitive environment in which we will operate.

A variety of factors may cause our operating results to fluctuate significantly. Many of these factors are outside of our control. They include: the effectiveness of our new product launch and sales and marketing campaign; market acceptance of our products; our ability to develop new products; the amount and timing of operating costs and capital expenditures; introduction by competitors of new or enhanced products; price competition; and fluctuations in general economic conditions as well as economic conditions specific to our industry. One or more of these factors could materially and adversely affect our operating results in future periods. These factors could have a material adverse impact on our ability to implement our business plan, achieve our financial projections or achieve profitability.

Although we believe that our business goals are achievable, there can be no assurance that our business model will be an accurate representation of future events or that the business goals will be achieved. If such goals are not achieved, we may suffer severe financial hardship.

The Company's summary financial projections have been developed by Management based on assumptions, estimates and judgments regarding future events. They represent our expectations of future Company performance based on such assumptions, estimates and judgments; however, actual future Company performance may be significantly different and will depend on future conditions and events which cannot be reliably forecast. Accordingly, these projections should be considered solely illustrative and should not be relied upon for the purpose of making investment decisions.

The Company was formed in 2012 and has never been profitable. Our operating history may not provide a meaningful basis on which to evaluate our business. There can be no assurance that we will reach or maintain profitability or generate sufficient funds from operations to meet our cash commitments. We anticipate that our operating expenses will increase as we grow. However, any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

-implement our business model and strategy and adapt and modify them as needed
-increase awareness of our brand, protect our reputation and develop customer loyalty
-anticipate with any degree of certainty the behavioral and operational changes of our customers that have a significant impact on its business from time to time as they respond to evolving social, environmental and economic changes
-manage expanding operations and product offerings
-develop international markets for our products
-obtain required regulatory approvals for our towel applicators effectively -
defend our patents from challenges and infringement
-maintain adequate control of expenses
-attract, retain and motivate qualified personnel
-maintain and develop new contractual arrangements with manufacturers, retailers, influencers and other important operational relationships
-anticipate and adapt to changing conditions in the markets in which we operate as well as the impact of any changes in applicable government regulations, actions taken by our competitors, technological developments and other significant competitive and market dynamics

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected. If we cannot generate sufficient revenues to operate profitably or we are unable to raise additional capital, we may enter into a business combination which may ultimately decrease value to our Members or cause us to cease operations.

The Company's development and sales have been delayed and adversely impacted by the worldwide Corona-19 epidemic. We are unable to provide any assurances or estimates regarding the affect that the continuation or exacerbation of the pandemic will have on our business.

Although the Company believes that our business goals are achievable, there can be no assurance that our business model will be an accurate representation of future events or that the business goals will be achieved. If such goals are not achieved, we may suffer severe financial hardship.

The securities the Company is offering are highly speculative and involve a high degree of risk. There can be no guarantee that you will realize a substantial return on your investment, or any return at all, or that you will not lose your entire investment. For this reason, you should read all information provided carefully and should consult with you own legal counsel, accountant(s) or business advisor(s) prior to making any investment decision.

We believe that if we are successful in raising at least $1,070,000 from this offering, the net proceeds will be sufficient to meet our current working capital needs for at least the next 12 months, and that thereafter we will have sufficient revenue from our operations to fund our working capital needs. However, there can be no assurance that we will be able to raise the full $1,070,000, or that our operations will produce sufficient revenues to fund our working capital needs. Furthermore, there can be no assurance that we will not need additional capital to carry out our business plan and fund our operations or that such additional capital will be available to us, or be available on terms as beneficial as the terms of this offering. Such additional capital may result in dilution to our members. Our failure to secure adequate funding necessary to implement our business plan could have a material adverse effect on the Company.

The offering price for the Units the Company is offering was arbitrarily determined and bears no relationship to the Company's assets, book value, earnings or other established criteria of value. In determining the offering price such factors as our operating results to date, limited financial resources, the nature of our assets, estimates of our business potential, estimates of the value of our patents, the amount of equity and management control desired to be retained by our founders and the general condition of the market in which we intend to operate were considered.

The Company plans to expand distribution through premium retail stores and on-line sales, with a goal of establishing nationwide distribution. There can be no assurance that we will be successful in our efforts to expand distribution through these channels or that any retail stores will provide sufficient business, sales and distribution support to us in the appropriate market for our products.

Our business plan also includes the expansion of sales of our products into international markets, primarily through distributors. There can be no assurance that we will be able to obtain required regulatory approvals for the sale of our products in international markets, that we will be able to contract with international distributors on favorable terms, or that our products will obtain acceptance in the international markets.

The Company, as a distributor of sun protection products, may be exposed to significant product liability claims by consumers, insurance carriers and other third parties. We believe that our liability insurance coverage is sufficient to protect our business against these risks. However, there can be no assurance that such insurance will be sufficient to cover all possible liabilities. In the event a successful suit is brought against the Company, insufficiency of insurance coverage could have a material adverse effect on us. Moreover, any adverse publicity arising from claims made against us, even if such claims are not successful, could adversely affect the reputation and sales of our products. Furthermore no assurance can be given that we will continue to be able to obtain adequate insurance coverage on terms that are at least as favorable as those currently available to us.

The Company's management will have broad discretion in the application of the net proceeds of this offering.

The Company's Limited Liability Company Agreement provides for indemnification of the Managers and officers to the fullest extent permitted by the laws of the State of Delaware. In addition, under the Limited Liability Company Agreement, no Manager will be personally liable to the Company or its members for monetary damages for breach of fiduciary duty as a Manager other than for liability resulting from (i) any breach of the Manager's duty of loyalty to the Company or its members; (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) any transaction from which a manager derives an improper personal benefit. As a result of such provisions in the Limited Liability Company Agreement, Members may be unable to recover damages against the Managers and officers of the Company for actions taken by them which constitute negligence, gross negligence or a violation of their fiduciary duties, which may reduce the likelihood of members instituting derivative litigation against the Managers and officers and may discourage or deter members from suing the Managers, officers, employees or agents of the Company for breaches of their duty of care, even though such an action, if successful, might otherwise benefit the Company or its Members.

This document contains various forward-looking statements that are based on the Company's beliefs, as well as assumptions made by and information currently available to us. When used in this Memorandum, the words "believe", "anticipate", "expect", "intend" and similar expressions are intended to identify forward-looking statements. The accuracy of forward-looking statements is subject to certain risks, uncertainties and assumptions, including those identified under "RISK FACTORS". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you not to place undue reliance on any such forward-looking statements.

Purchasers of the Units the Company is offering must be aware of the potential long-term nature of their investment and be able to bear the economic risks of their investment for an indefinite period of time. The Units are being offered for investment purposes only and not with a view to resale. No trading market currently exists for any securities of the Company, and there can be no assurance that such market will develop after an investment in the Company. The Units offered hereby have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state. The Units are being offered and sold pursuant to exemptions from applicable federal and state registration requirements, allowing for transactions which do not involve a "public offering". We have no obligation to register the Units in the future. Any subsequent sales of the Units by investors may only be permissible if an exemption from the applicable federal and state registration provisions is available at the time of the proposed sale. We cannot guarantee that such an exemption will be available. We are not presently subject to the periodic reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and may or may not choose to make available to the public, in the foreseeable future, information with respect to our affairs sufficient to permit the use of Rule 144 under the Securities Act as a means of disposing of an investment in the Company. Consequently, you may not be able to liquidate your investment in the event of any emergency.

If the proceeds of this offering and/or the revenues generated by the Company from its operations are insufficient to implement our business plans, as they may be modified from time to time, it may be necessary for us to seek additional capital. We may also issue securities in connection with strategic transactions. Furthermore, as part of our business strategy, we may issue options or warrants to purchase membership interests to management, employees, consultants and business partners. Such future issuances may result in significant dilution to investors in this offering. In addition the terms of the securities issued in connection with any of the foregoing may provide for rights and privileges that are superior to those associated with the Units.

We intend to make annual distributions of the profits allocated to Members out of our liquid assets in order to provide Members with the liquidity to pay taxes due on their profit allocation, if any. In addition, our Limited Liability Company Agreement authorizes the payment of guaranteed distributions to Members who perform services for the Company. We are not required to make any other discretionary distributions to Members. In addition, our Limited Liability Company Agreement contains limitations on Members' abilities to make withdrawals from their capital accounts. Members may not be able to access the cash in their capital accounts for emergencies or otherwise.

Neither the Company, nor anyone on our behalf, has knowingly made any misleading or untrue statements of a material fact, or omitted statements of a material fact necessary to make the statements made not misleading. Notwithstanding the foregoing, this document does not purport to be a complete summary of all material information relevant to an investment decision and should not be relied upon by you without adequate due diligence (including requests for additional information if you feel it necessary in order to make an informed investment decision), and complete reading of all documents provided to you and full understanding of the contents.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Brian M. Hand is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Class C	7,189,760	4,189,760	No ⌄
Class A-B	22,305,264	22,305,264	No ⌄
Class D	1,989,882	596,720	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	280,982

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Steven Bookoff
Issue date	05/23/19
Amount	$300,000.00
Outstanding principal plus interest	$200,000.00 as of 01/02/24
Interest rate	12.0% per annum
Maturity date	12/30/24
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2018	Section 4(a)(2)	Class A-B Membership Interest Units	$42,800	General operations
3/2018	Section 4(a)(2)	Class A-B Membership Interest Units	$40,000	General operations
9/2018	Section 4(a)(2)	Class C LLC Membership Interests	$1,267,872	General operations
12/2019	Section 4(a)(2)	Class D Membership Interest Units	$250,001	General operations
2/2020	Section 4(a)(2)	Class D Membership Interest Units	$175,000	General operations
2/2022	Section 4(a)(2)	Common stock	$112,564	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Dr. Terry Zickerman
Amount Invested	$42,800.00
Transaction type	Priced round
Issue date	03/02/18
Relationship	Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Innovator of the First 100% Cosmos Natural Sunscreens & Sunscreen Applicator

During a visit to the beach, it became apparent how difficult it was to find a natural sunscreen that was highly effective, didn't incorporate chemicals and wasn't thick or whitening. As a doctor who understood the research about sunscreen chemicals entering our bloodstream and posing health risks, I knew we needed a safer, healthier alternative.

Invent, manufacture and sell innovative natural sunscreen and skincare that is certified 100% natural origin to the Cosmos Natural standard. Cosmos Natural is one of the world's most rigorous certification processes for natural cosmetics. Amidst a confusing, unregulated natural beauty marketplace, our certification gives customers transparency about our product, ingredients and more – as well ensuring they can trust that our formula is safe for humans and non-toxic to the environment.

In next 5 years, our goal is to be a profitable business that is one of the top 5 natural sunscreen brands in the U.S. and one of the top 10 skincare brands in the clean beauty space.

Milestones

Love Sun Body, LLC. was incorporated in the State of Delaware in September 2012. Love Sun Body, LLC. converted to a C-Corp in the State of Delaware May 18, 2021.

Since then, we have:

- A certified, safe alternative to unregulated natural products & questionable chemical sunscreens

- There has been growing attention to the safety of sunscreens to our health & to the environment.

- Patented 100% natural face and body sunscreen formulas.

- Patented sunscreen applicator.

- International IP on revolutionary sunscreen applicator targeting $1.3B spray sunscreen market

- Able to capitalize on $20B clean beauty biz with our new certified Cosmos Natural skincare & makeup

- Have spent the last year working on reg. approval to start distribution across Europe in Sephora.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended September 30, 2023, the Company had revenues of $165,785 compared to the year ended September 30, 2022, when the Company had revenues of $70,145. Our gross margin was -85.88% in fiscal year 2023, compared to -60.11% in 2022.

- *Assets.* As of December 1, 2023, the Company had total assets of $396,915, including $65,371.32 in cash. As of September 30, 2022, the Company had $608,889 in total assets, including $431,026 in cash.

- *Net Loss.* The Company has had net losses of $811,744 and net losses of $789,160 for the fiscal years ended September 30, 2023 and September 30, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $409,970 for the fiscal year ended September 30, 2023 and $48,734 for the fiscal year ended September 30, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $300,000 in debt and $2,975,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Love Sun Body, Inc. cash in hand is $65,371.32 in cash, as of December 1, 2023. Over the last three months, revenues have averaged $20,904/month, cost of goods sold has averaged $1,839/month, and operational expenses have averaged $5,213/month. Our intent is to be profitable in 12 months.
Our revenues are expected to be $958,852 over the next 6 months. Our expenses are expected to be between $387,970 over the next three to 6 months. We expect a revenue lift this by the continued ramping up e-commerce and retail sales, including Sephora.co.uk and Amazon throughout Europe.
We can apply for a commercial loan, funding from shareholders, corporate credit

card and vendor financing and an equity line of credit.
All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Dr. Terry Zickerman, certify that:

(1) the financial statements of Love Sun Body, Inc. included in this Form are true

and complete in all material respects ; and

(2) the financial information of Love Sun Body, Inc. included in this Form reflects

accurately the information reported on the tax return for Love Sun Body, Inc. filed

for the most recently completed fiscal year.

Dr. Terry Zickerman
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://lovesunbody.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Brian M. Hand
Dr. Brian Brazzo, MD
Dr. Terry Zickerman
Kevin Gallagher

Appendix E: Supporting Documents

Complete_LLC_Agreement_with_Amendments.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Love Sun Body Subscription Agreement

Love Sun Body Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Brian M. Hand

Dr. Brian Brazzo, MD



Dr. Terry Zickerman

Kevin Gallagher

Appendix E: Supporting Documents

Complete_LLC_Agreement_with_Amendments.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Love Sun Body, Inc.

By

Dr. Terry Zickerman

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

legal name

title:

Title

SIGN

Dr. Terry Zickerman

CEO

1/11/2024

Brian Gerald Brazzo

MD

1/12/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT



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